                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                    FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

                  For the fiscal year ended: December 31, 1998

                                       OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

                For the transition period from _______ to _______
                        Commission file number: 001-12925

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               NEXTLEVEL SYSTEMS (PUERTO RICO), INC. SAVINGS PLAN
         (FORMERLY, GENERAL INSTRUMENT (PUERTO RICO), INC. SAVINGS PLAN)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         GENERAL INSTRUMENT CORPORATION
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                101 Tournament Drive, Horsham, Pennsylvania 19044
              ---------------------------------------------------
              (Address of principal executive offices) (Zip Code)

                                         NEXTLEVEL SYSTEMS
                                         (PUERTO RICO), INC.
                                         SAVINGS PLAN

                                         Financial Statements for the
                                         Years Ended December 31, 1998 and 1997,
                                         Supplemental Schedules for the
                                         Year Ended December 31, 1998 and
                                         Independent Auditors' Report

NEXTLEVEL SYSTEMS (PUERTO RICO), INC. SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 1998 and 1997, with Supplemental Fund Information          2-3

   Statements of Changes in Net Assets Available for Benefits for
     the Years Ended December 31, 1998 and 1997, with
     Supplemental Fund Information                                           4-5

   Notes to Financial Statements                                            6-12

SUPPLEMENTAL SCHEDULES:

   Item 27(a) - Schedule of Assets Held for Investment Purposes
     as of December 31, 1998                                                 13

   Item 27(d) - Schedule of Reportable Transactions for the
     Year Ended December 31, 1998                                            14


Note: Supplemental Schedules are included for filing with the Annual Return on Form 5500. Supplemental Schedules not included herein are omitted due to the absence of conditions under which they would be required.

INDEPENDENT AUDITORS' REPORT

Administrative Committee
NextLevel Systems (Puerto Rico), Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of NextLevel Systems (Puerto Rico), Inc. Savings Plan (formerly the General Instrument (Puerto Rico), Inc. Savings Plan) (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Plan's Administrative Committee has decided to terminate the Plan.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits as of and for the years ended December 31, 1998 and 1997, is presented for the purpose of additional analysis of the basic financial statements rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and fund information are the responsibility of the Plan's Administrative Committee. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP

Parsippany, New Jersey

June 15, 1999

NEXTLEVEL SYSTEMS (PUERTO RICO), INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL FUND INFORMATION DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                  GENERAL
                                INSTRUMENT       GENERAL
                                CORPORATION    SEMICONDUCTOR,
                                (THE FORMER     INC. (THE                                                     VANGUARD
                                 NEXTLEVEL     DISTRIBUTING    COMMSCOPE,   VANGUARD                          FEDERAL
                               SYSTEMS, INC.)    COMPANY)         INC.     RETIREMENT  VANGUARD/   VANGUARD    MONEY     VANGUARD
                                  COMMON          COMMON         COMMON      SAVINGS   WELLINGTON  500 INDEX   MARKET      GNMA
                                STOCK FUND      STOCK FUND     STOCK FUND     TRUST       FUND       FUND       FUND       FUND
ASSETS:
  Investments, at fair value:
    Company common stock         $131,660         $   --         $    --     $    --    $     --   $    --    $    --     $    --
    Other common stock                 --          4,518          12,930          --          --        --         --          --
    Common/collective trust            --             --              --      32,097          --        --         --          --
    Shares of registered
      investment company               --             --              --          --     161,923    67,753     14,024      23,113
    Participant loans                  --             --              --          --          --        --         --          --
                                 --------         ------         -------     -------    --------   -------    -------     -------

NET ASSETS AVAILABLE
   FOR BENEFITS                  $131,660         $4,518         $12,930     $32,097    $161,923   $67,753    $14,024     $23,113
                                 ========         ======         =======     =======    ========   =======    =======     =======

                                            VANGUARD    VANGUARD
                                  VANGUARD    U.S.    INTERNATIONAL
                                    STAR     GROWTH      GROWTH       LOAN
                                    FUND      FUND        FUND        FUND      TOTAL
ASSETS:
  Investments, at fair value:
    Company common stock          $    --   $    --     $    --      $   --   $131,660
    Other common stock                 --        --          --          --     17,448
    Common/collective trust            --        --          --          --     32,097
    Shares of registered
      investment company           13,015    12,004      13,664          --    305,496
    Participant loans                  --        --          --       6,720      6,720
                                  -------   -------     -------      ------   --------

NET ASSETS AVAILABLE
   FOR BENEFITS                   $13,015   $12,004     $13,664      $6,720   $493,421
                                  =======   =======     =======      ======   ========

See notes to financial statements.

NEXTLEVEL SYSTEMS (PUERTO RICO), INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL FUND INFORMATION DECEMBER 31, 1997
-------------------------------------------------------------------------------

                                  GENERAL
                                 INSTRUMENT        GENERAL
                                CORPORATION     SEMICONDUCTOR,
                                (THE FORMER       INC. (THE                                                    VANGUARD
                                 NEXTLEVEL       DISTRIBUTING   COMMSCOPE,   VANGUARD                           FEDERAL
                                SYSTEMS, INC.)     COMPANY)        INC.     RETIREMENT  VANGUARD/    VANGUARD    MONEY    VANGUARD
                                   COMMON           COMMON        COMMON     SAVINGS    WELLINGTON  500 INDEX    MARKET     GNMA
                                 STOCK FUND       STOCK FUND    STOCK FUND    TRUST        FUND        FUND       FUND      FUND
ASSETS:
  Investments, at fair value:
    Company common stock          $371,678          $    --      $    --     $     --    $     --   $     --    $    --    $    --
    Other common stock                  --           37,159       57,978           --          --         --         --         --
    Common/collective trust             --               --           --      161,718          --         --         --         --
    Shares of registered
      investment company                --               --           --           --     420,063    333,694     68,900     81,624
    Participant loans                   --               --           --           --          --         --         --         --
  Loans receivable                     288               --           --          975       2,582      1,521        397        634
  Contributions receivable:
    Employee                         1,794               --           --        4,344      10,513      6,864      1,986      2,491
    Employer                        17,365               --           --           --          --         --         --         --
                                  --------          -------      -------     --------    --------   --------    -------    -------


NET ASSETS AVAILABLE
   FOR BENEFITS                   $391,125          $37,159      $57,978     $167,037    $433,158   $342,079    $71,283    $84,749
                                  ========          =======      =======     ========    ========   ========    =======    =======

                                             VANGUARD     VANGUARD
                                 VANGUARD      U.S.     INTERNATIONAL
                                   STAR       GROWTH       GROWTH        LOAN
                                   FUND        FUND         FUND         FUND        TOTAL
ASSETS:
  Investments, at fair value:
    Company common stock          $     --   $    --       $    --     $     --   $  371,678
    Other common stock                  --        --            --           --       95,137
    Common/collective trust             --        --            --           --      161,718
    Shares of registered
      investment company           118,694    71,323        54,731           --    1,149,029
    Participant loans                   --        --            --      161,130      161,130
  Loans receivable                     899       447           579           --        8,322
  Contributions receivable:
    Employee                         3,608     1,886         1,847           --       35,333
    Employer                            --        --            --           --       17,365
                                  --------   -------       -------     --------   ----------

NET ASSETS AVAILABLE
   FOR BENEFITS                   $123,201   $73,656       $57,157     $161,130   $1,999,712
                                  ========   =======       =======     ========   ==========

See notes to financial statements.

NEXTLEVEL SYSTEMS (PUERTO RICO), INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL FUND INFORMATION YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                       GENERAL
                                     INSTRUMENT         GENERAL
                                     CORPORATION    SEMICONDUCTOR,
                                     (THE FORMER       INC. (THE                                                     VANGUARD
                                      NEXTLEVEL      DISTRIBUTING  COMMSCOPE,   VANGUARD                              FEDERAL
                                    SYSTEMS, INC.)      COMPANY)       INC.    RETIREMENT   VANGUARD/    VANGUARD      MONEY
                                       COMMON           COMMON       COMMON     SAVINGS    WELLINGTON    500 INDEX     MARKET
                                     STOCK FUND       STOCK FUND   STOCK FUND    TRUST        FUND         FUND         FUND
ADDITIONS:
  Contributions:
     Employee                         $     425        $     --    $     --    $   2,972    $   8,142    $   4,309    $    433
     Employer                            12,620              --          --           --           --           --          --
                                      ---------        --------    --------    ---------    ---------    ---------    --------

            Net contributions            13,045              --          --        2,972        8,142        4,309         433
                                      ---------        --------    --------    ---------    ---------    ---------    --------

   Investment income:
     Interest and dividends                  --              --          --        3,554       20,253        1,796       1,280
     Net gain on investments             99,194             265       2,481           --        7,729       33,468          --
                                      ---------        --------    --------    ---------    ---------    ---------    --------

            Net investment income        99,194             265       2,481        3,554       27,982       35,264       1,280
                                      ---------        --------    --------    ---------    ---------    ---------    --------

            Total additions             112,239             265       2,481        6,526       36,124       39,573       1,713
                                      ---------        --------    --------    ---------    ---------    ---------    --------

 DEDUCTIONS:
   Distributions                        371,566          32,887      47,495      116,699      331,712      321,243      54,655
   Administrative expenses                  259              19          34           69          258          181       4,483
                                      ---------        --------    --------    ---------    ---------    ---------    --------

            Total deductions            371,825          32,906      47,529      116,768      331,970      321,424      59,138
                                      ---------        --------    --------    ---------    ---------    ---------    --------

 TRANSFERS
   (To) from other funds                    121              --          --      (24,698)      24,611        7,525         166
                                      ---------        --------    --------    ---------    ---------    ---------    --------

 NET DECREASE                          (259,465)        (32,641)    (45,048)    (134,940)    (271,235)    (274,326)    (57,259)

 NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR          391,125          37,159      57,978      167,037      433,158      342,079      71,283
                                      ---------        --------    --------    ---------    ---------    ---------    --------

NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR              $ 131,660        $  4,518    $ 12,930    $  32,097    $ 161,923    $  67,753    $ 14,024
                                      =========        ========    ========    =========    =========    =========    ========





                                                                 VANGUARD      VANGUARD
                                       VANGUARD    VANGUARD        U.S.     INTERNATIONAL
                                         GNMA        STAR         GROWTH        GROWTH       LOAN
                                         FUND        FUND          FUND          FUND        FUND          TOTAL
ADDITIONS:
  Contributions:
     Employee                           $  3,139    $   2,716    $  1,605      $  1,499    $      --    $    25,240
     Employer                                 --           --          --            --           --         12,620
                                        --------    ---------    --------      --------    ---------    -----------

            Net contributions              3,139        2,716       1,605         1,499           --         37,860
                                        --------    ---------    --------      --------    ---------    -----------

   Investment income:
     Interest and dividends                2,415        1,056         814           303          698         32,169
     Net gain on investments                 118        5,369       9,226         5,063           --        162,913
                                        --------    ---------    --------      --------    ---------    -----------

            Net investment income          2,533        6,425      10,040         5,366          698        195,082
                                        --------    ---------    --------      --------    ---------    -----------

            Total additions                5,672        9,141      11,645         6,865          698        232,942
                                        --------    ---------    --------      --------    ---------    -----------

 DEDUCTIONS:
   Distributions                          67,810      119,759      73,424        52,004      144,446      1,733,700
   Administrative expenses                    63           71          46            50           --          5,533
                                        --------    ---------    --------      --------    ---------    -----------

            Total deductions              67,873      119,830      73,470        52,054      144,446      1,739,233
                                        --------    ---------    --------      --------    ---------    -----------

 TRANSFERS
   (To) from other funds                     565          503         173         1,696      (10,662)            --
                                        --------    ---------    --------      --------    ---------    -----------

 NET DECREASE                            (61,636)    (110,186)    (61,652)      (43,493)    (154,410)    (1,506,291)

 NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR            84,749      123,201      73,656        57,157      161,130      1,999,712
                                        --------    ---------    --------      --------    ---------    -----------

NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR                $ 23,113    $  13,015    $ 12,004      $ 13,664    $   6,720    $   493,421
                                        ========    =========    ========      ========    =========    ===========

See notes to financial statements.

NEXTLEVEL SYSTEMS (PUERTO RICO), INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL FUND INFORMATION YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                             GENERAL
                                            INSTRUMENT        GENERAL
                                            CORPORATION    SEMICONDUCTOR,
                                            (THE FORMER      INC. (THE                                                      VANGUARD
                                             NEXTLEVEL      DISTRIBUTING   COMMSCOPE,    VANGUARD                           FEDERAL
                                           SYSTEMS, INC.)     COMPANY)        INC.      RETIREMENT   VANGUARD/   VANGUARD    MONEY
                                              COMMON          COMMON        COMMON       SAVINGS    WELLINGTON  500 INDEX    MARKET
                                             STOCK FUND      STOCK FUND    STOCK FUND      TRUST       FUND        FUND       FUND
ADDITIONS:
  Contributions:
     Employee                                $   8,302      $   8,156      $     --      $ 45,685     $ 98,957   $ 74,942   $ 17,554
     Employer                                   88,937         85,084            --            --           --         --         --
                                             ---------      ---------      --------      --------     --------   --------   --------

            Net contributions                   97,239         93,240            --        45,685       98,957     74,942     17,554
                                             ---------      ---------      --------      --------     --------   --------   --------

   Investment income:
     Interest and dividends                         --             --            --         8,213       35,265      7,137      3,645
     Net gain (loss) on investments            (14,187)        86,837       (11,152)           --       41,752     78,158         --
                                             ---------      ---------      --------      --------     --------   --------   --------

            Net investment income (loss)       (14,187)        86,837       (11,152)        8,213       77,017     85,295      3,645
                                             ---------      ---------      --------      --------     --------   --------   --------

            Total additions                     83,052        180,077       (11,152)       53,898      175,974    160,237     21,199
                                             ---------      ---------      --------      --------     --------   --------   --------

 DEDUCTIONS:
   Distributions                                43,351         42,659        10,203        15,893       75,261     88,946     12,664
   Administrative expenses                         952          1,575           219         1,173        2,131      1,483      8,937
                                             ---------      ---------      --------      --------     --------   --------   --------

            Total deductions                    44,303         44,234        10,422        17,066       77,392     90,429     21,601
                                             ---------      ---------      --------      --------     --------   --------   --------

 TRANSFERS
   (To) from other funds                       (18,777)       (16,451)      (19,892)        4,367          641     27,802      4,238
   Effect of spin-off transaction              371,153       (470,597)       99,444            --           --         --         --
                                             ---------      ---------      --------      --------     --------   --------   --------

                                               352,376       (487,048)       79,552         4,367          641     27,802      4,238
                                             ---------      ---------      --------      --------     --------   --------   --------

 NET INCREASE (DECREASE)                       391,125       (351,205)       57,978        41,199       99,223     97,610      3,836

 NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR                      --        388,364            --       125,838      333,935    244,469     67,447
                                             ---------      ---------      --------      --------     --------   --------   --------

NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR                     $ 391,125      $  37,159      $ 57,978      $167,037     $433,158   $342,079   $ 71,283
                                             =========      =========      ========      ========     ========   ========   ========

                                                                     VANGUARD     VANGUARD
                                           VANGUARD    VANGUARD        U.S.     INTERNATIONAL
                                             GNMA        STAR         GROWTH       GROWTH         LOAN
                                             FUND      PORTFOLIO    PORTFOLIO     PORTFOLIO       FUND       UNALLOCATED     TOTAL
ADDITIONS:
  Contributions:
     Employee                              $ 28,536    $  32,579    $ 20,603      $ 17,640      $      --      $    --    $  352,954
     Employer                                    --           --          --            --             --           --       174,021
                                           --------    ---------    --------      --------      ---------      -------    ----------

            Net contributions                28,536       32,579      20,603        17,640             --           --       526,975
                                           --------    ---------    --------      --------      ---------      -------    ----------

   Investment income:
     Interest and dividends                   5,848       11,265       2,823         2,348         11,666           --        88,210
     Net gain (loss) on investments           1,834        9,831      12,123           127             --           --       205,323
                                           --------    ---------    --------      --------      ---------      -------    ----------

            Net investment income (loss)      7,682       21,096      14,946         2,475         11,666           --       293,533
                                           --------    ---------    --------      --------      ---------      -------    ----------

            Total additions                  36,218       53,675      35,549        20,115         11,666           --       820,508
                                           --------    ---------    --------      --------      ---------      -------    ----------

 DEDUCTIONS:
   Distributions                             27,986       22,527      21,804        17,262         25,872           --       404,428
   Administrative expenses                      476          791         342           362             --        2,244        20,685
                                           --------    ---------    --------      --------      ---------      -------    ----------

            Total deductions                 28,462       23,318      22,146        17,624         25,872        2,244       425,113
                                           --------    ---------    --------      --------      ---------      -------    ----------

 TRANSFERS
   (To) from other funds                    (12,125)     (10,309)     (1,081)       (8,248)        57,047       (7,212)           --
   Effect of spin-off transaction                --           --          --            --             --           --            --
                                           --------    ---------    --------      --------      ---------      -------    ----------

                                            (12,125)     (10,309)     (1,081)       (8,248)        57,047       (7,212)           --
                                           --------    ---------    --------      --------      ---------      -------    ----------

 NET INCREASE (DECREASE)                     (4,369)      20,048      12,322        (5,757)        42,841       (9,456)      395,395

 NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR               89,118      103,153      61,334        62,914        118,289        9,456     1,604,317
                                           --------    ---------    --------      --------      ---------      -------    ----------

NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR                   $ 84,749    $ 123,201    $ 73,656      $ 57,157      $ 161,130      $    --    $1,999,712
                                           ========    =========    ========      ========      =========      =======    ==========

See notes to financial statements.

NEXTLEVEL SYSTEMS (PUERTO RICO), INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the NextLevel Systems (Puerto Rico), Inc. Savings Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan Sponsor is NextLevel Systems (Puerto Rico), Inc., a Delaware corporation and a wholly-owned subsidiary of General Instrument Corporation (the former NextLevel Systems, Inc.) (the "Company").

     a. General - The Company was formerly the Communications Business of the former General Instrument Corporation (the "Distributing Company"). In a transaction that was consummated on July 28, 1997, the Distributing Company (i) transferred all the assets and liabilities, at the Distributing Company's historical cost, relating to the manufacture and sale of broadband communications products used in the cable television, satellite and telecommunications industries to the Company (then a wholly-owned subsidiary of the Distributing Company) and all the assets and liabilities relating to the manufacture and sale of coaxial, fiber optic and other electrical cable used in the cable television, satellite and other industries to its wholly-owned subsidiary, CommScope, Inc. ("CommScope"), at the Distributing Company's historical cost, and (ii) distributed all of its outstanding shares of capital stock of each of the Company and CommScope to its stockholders on a pro rata basis as a dividend. Approximately 147.3 million shares of the Company's Common Stock, based on a ratio of one for one, were distributed to the Distributing Company's stockholders of record on July 25, 1997 (the "Communications Distribution"). On July 28, 1997, approximately 49.1 million shares of CommScope Common Stock, based on a ratio of one for three, were distributed to the Company's stockholders of record on that date (the "CommScope Distribution"). On July 28, 1997, the Company and CommScope began operating as independent entities with publicly traded common stock, and the Distributing Company retained no ownership interest in either the Company or CommScope. Additionally, immediately following the Communications Distribution, the Distributing Company was renamed General Semiconductor, Inc. ("General Semiconductor") and effected a one for four reverse stock split.

          The NextLevel Systems (Puerto Rico), Inc. Savings Plan (formerly the General Instrument (Puerto Rico), Inc. Savings Plan) (the "Plan") was established and effective March 1, 1994, and is a defined contribution plan to encourage long-term savings by eligible employees of NextLevel Systems (Puerto Rico), Inc. through a systematic program of salary deductions. All Matching Employer Contributions have been made in the form of the Company's common stock. For the period from January 1, 1997 through July 27, 1997, the Matching Employer Contribution was made with the Common Stock of the Distributing Company. For the period July 28, 1997 through March 31, 1998, at which time contributions to the Plan were suspended, the Matching Employer Contribution was made with the Common Stock of the Company.

          In April 1998, General Instrument Corporation completed a restructuring and closed its Puerto Rican operations. Employees of NextLevel Systems (Puerto Rico), Inc. were terminated. The

          Board of Directors of NextLevel Systems (Puerto Rico), Inc. has passed a resolution, effective April 30, 1998, to terminate the Plan. It is anticipated that participant account balances will be distributed by the end of 1999. Participants' employer matching contributions became fully vested upon termination of the Plan. The accompanying financial statements are presented on the liquidation basis of accounting. As all assets included in the Plan are already stated at fair value, the decision to terminate has no effect on these financial statements.

     b. Contributions - Each eligible employee may elect to have compensation reduced by, and authorize the Company to contribute to the Plan on his or her behalf, a Matched Participant Contribution of 1% to 6% of compensation for each payroll period. Compensation represents the participant's base salary or wages, without reduction for his or her Matched or Unmatched Participant Contributions to the Plan and Section 165(e) of the Puerto Rico Income Tax Act of 1954 ("PRITA"), as amended, and excluding any other form of additional compensation such as overtime pay, commissions, bonuses or incentive compensation. Each Plan year, NextLevel Systems (Puerto Rico), Inc. will contribute to the Plan, on behalf of the employee, a Matching Employer Contribution equal to 50% of the employee's Matched Participant Contribution. In addition, an employee who has elected a Matched Participant Contribution rate of 6% may elect to further reduce compensation, and authorize NextLevel Systems (Puerto Rico), Inc. to contribute to the Plan on his or her behalf, an Unmatched Participant Contribution of 1% to 4% of the employee's compensation for each payroll period. Such contributions are subject to certain limitations.

          An employee may also contribute to the Plan a Rollover Amount provided the Administrative Committee of the Plan is satisfied that the amount to be rolled over to the Plan constitutes a Rollover Amount under PRITA.

          PRITA requires that the Plan provisions do not discriminate in favor of highly compensated employees. In order to determine whether the Plan discriminates in such a manner, contribution levels are reviewed using the Actual Deferral Percentage ("ADP") test. No contribution was required to be made for the years ending December 31, 1998 and 1997.

     c. Eligibility - All persons employed by NextLevel Systems (Puerto Rico), Inc. (including officers and directors who are employees and excluding independent contractors) became eligible to participate in the Plan as of March 1, 1994 without satisfying any minimum period of qualifying employment. All persons hired by NextLevel Systems (Puerto Rico), Inc. after March 1, 1994 and prior to August 1, 1995 became eligible to participate in the Plan on the date of hire. All persons hired by NextLevel Systems (Puerto Rico), Inc. after August 1, 1995 became eligible to participate in the Plan upon completion of 90 days of service.

     d. Vesting - A participant's interest in his or her participant Contributions Account and any Rollover Contribution Account (including all earnings on contributions to such accounts) are immediately and fully vested at all times and not subject to forfeiture. A participant's interest in his or her Employer Contributions Account (including all earnings on such account) will be 50% vested upon commencing employment, 75% vested upon completing one year of employment, and 100% vested upon completing two years of employment. Such years of employment need not be consecutive.

          Notwithstanding the foregoing, an active participant becomes fully vested in his or her Employer Contributions Account upon the earlier of the following:

          -     obtaining normal retirement age

          -     total disability

          -     termination of employment by way of death.

          A participant will also be fully vested in the event of a liquidation or dissolution of the Company, or upon termination of the Plan.

     e. Conditions of Distribution and Withdrawal - Distributions under the Plan may be made upon a participant's death, total disability, retirement or other termination of employment.

          Prior to termination of employment, the participant may make withdrawals from his or her accounts in the following sequence:

          (i) All or any portion of the balance in the Rollover Contribution Account including investment income thereon.

          (ii) All or any portion of the Matched Contribution Account, the Unmatched Contribution Account, the Rollover Contribution Account, and the vested portion of the Employer Contribution Account, upon attaining age 59-1/2.

          (iii) All or any portion of the Employer Contribution Account, the Matched Contribution Account excluding any income or gain thereon, and the Unmatched Contribution Account excluding any income or gain thereon, for reasons of hardship subject to certain restrictions as defined in the Plan document.

          Withdrawals prior to termination of employment are subject to the following conditions: (i) no more than one request for a withdrawal may be made during any six-month period, except in the case of a financial hardship withdrawal and (ii) the amount withdrawn shall not be less than $200 or the amount of the participant's vested accrued benefit.

          Upon withdrawal from the Plan or after termination of employment, the nonvested portion of a participant's account will be forfeited. The forfeiture may be used to reduce future employer contributions. Forfeited nonvested accounts totaled approximately $0 and $206 for the years ended December 31, 1998 and 1997, respectively.

     f. Loans - A participant is eligible to receive loans under the Plan without a required period of prior participation in the Plan. A participant may not have more than one loan from the Plan outstanding at any one time. A separate loan fund has been established to account for loans made from each specified fund. As periodic principal and interest payments become due, they are reallocated back to the specific funds from which the loan was borrowed.

          The amount of a loan may not exceed the following amount:

          (i) The lesser of 50% of the vested value of the participant's accounts or $50,000.

          (ii) Notwithstanding anything in (i) to the contrary, no loan shall be made in a principal amount of less than $1,000 and the principal amount must be in increments of $100.

          Interest is paid on the outstanding principal amount of each loan at a fixed per annum rate equal to the prime lending rate as published in the Wall Street Journal on the last business day of each month plus 1-1/2%. This rate applies during the full term of the loan and is not modified. Interest paid by a participant is credited to his or her applicable account.

          The term of the loan is fixed by the Administrative Committee at the time the loan is made and may not be extended. All loans are for a minimum term of one year and are in one-year increments. Any loan which is to be used to acquire a dwelling unit which is to be used as the principal residence of the borrowing participant within a reasonable time (a "residence loan") must be repaid within the earlier of fifteen years or disposition of such principal residence. Any other loan will be treated as a "nonresidence loan" and must be repaid within a maximum of five years.

          Regardless of its original maturity, the outstanding principal amount of any loan and accrued interest thereon becomes immediately due and payable sixty days following the date a participant's employment with the Company terminates for any reason whatsoever.

          A loan, including interest thereon, is repaid by payroll deductions under a fixed schedule which provides for interest and amortization of principal in substantially level payments over the term of the loan. A participant may repay all (but not part) of any loan at any time without penalty by payment of the outstanding principal amount thereof, plus unpaid accrued interest to the date of repayment. As collateral for repayment of each loan made to a participant, such participant pledges the assets of his or her Plan accounts.

     g. Investment Funds - Banco Santander is the trustee of the Plan. Vanguard Fiduciary Trust Company ("Vanguard") is the investment manager and recordkeeper of the Plan.

          A participant may elect to invest all Participant Contributions or Rollover Amounts in one or any combination of the funds described below (except as noted), in whole multiples of 5% of the aggregate amount of such contributions. A participant may elect to transfer once each day, all or any part of the aggregate value in his or her account or his or her interest in one or more investment fund or funds subject to rules restricting transfers related to the Vanguard Retirement Savings Trust. The descriptions of the investments have been obtained from the various fund prospectuses.

               General Instrument Corporation (the former NextLevel Systems, Inc.) Common Stock Fund - Consists principally of General Instrument Corporation (the former NextLevel Systems, Inc.) common stock and temporary cash investments. All matching employer contributions and earnings thereon, subsequent to July 28, 1997, are invested in this fund. This fund is also an investment option for participants.

               General Semiconductor, Inc. (the Distributing Company) Common Stock Fund - Consists principally of General Semiconductor, Inc. common stock and temporary cash investments. All matching employer contributions and earnings thereon prior to July 28, 1997 were invested in this fund. This fund is not a current investment option for participants. The common stock is held as the result of the spin-off transaction described in Note 1a.

               CommScope, Inc. Common Stock Fund - Consists principally of CommScope, Inc. common stock and temporary cash investments. This fund is not a current investment option for participants. The common stock is held as the result of the spin-off transaction.

               Vanguard Retirement Savings Trust (Common/Collective Trust) - Consisting of one or more guaranteed investment contracts issued by insurance companies and banks.

               Vanguard/Wellington Fund (Registered Investment Company) - Consisting of a portfolio of approximately 65% in common stocks and 35% in fixed income securities (including corporate and government bonds and money market instruments).

               Vanguard 500 Index Fund (Registered Investment Company) - Consisting of a portfolio of the five-hundred stocks in the Standard & Poor's 500 Composite Stock Price Index, each individual stock being weighted relative to its total market value and parallel to its representation in the Index.

               Vanguard Federal Money Market Fund (Registered Investment Company) - Consisting of a portfolio of securities issued by the U.S. Treasury and agencies of the U.S. Government with maturities of one year or less.

               Vanguard GNMA Fund (Registered Investment Company) - Consisting of a portfolio of fixed income securities guaranteed by the U.S. Government and approximately 80% of which is normally invested in Government National Mortgage Association ("GNMA") certificates, the balance being invested in temporary cash investments.

               Vanguard STAR Fund (Registered Investment Company) - Comprised of a portfolio investing 60-70% of its assets in seven Vanguard equity funds and approximately 30-40% in three Vanguard fixed income funds.

               Vanguard U.S. Growth Fund (Registered Investment Company) - Consisting of a portfolio investing primarily in common stock of United States corporations with above average growth potential.

               Vanguard International Growth Fund (Registered Investment Company) - Consisting of a portfolio of equity securities of corporations located outside the United States.

               Loan Fund - A separate loan fund has been established to account for loans made from each specified fund. As periodic principal and interest payments become due, they are reallocated to the specific funds from which the loan originated.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     b. Investments - Investments are stated at fair or market values. The market values of General Instrument Corporation (the former NextLevel Systems, Inc.), CommScope, Inc. and General Semiconductor Inc. (the Distributing Company) common stocks are based on the closing prices as quoted on the New York Stock Exchange. The investments in shares of the Vanguard funds are valued at the redemption prices established by Vanguard, based upon its determination of the market value of the underlying investments.

     c. Administrative Expenses - The Plan document provides that all expenses shall be paid by the Plan unless the Company, at its sole discretion, elects to pay such expenses without reimbursement. During the years ended December 31, 1998 and 1997, the Company elected to pay $83,014 and $29,011, respectively, of Plan expenses without reimbursement.

     d. Other - All security transactions are recorded on the trade date. Net gains and losses on the disposal of investments in each fund are computed using the average cost method based on the beginning market value as carried forward from the end of the prior plan year. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     e. Benefit Payable - As prescribed by the American Institute of Certified Public Accountant's Audit and Accounting Guide, "Audits of Employee Benefit Plans," benefit payments are recognized as reductions of Plan assets upon disbursement. Benefits payable to terminated employees who had elected to withdraw from the Plan as of December 31, 1998 and 1997 were $70,064 and $934,525, respectively.

3.   INVESTMENTS

     Investments held by Banco Santander and Vanguard at December 31, 1998 were as follows:

                     NAME OF                                NUMBER
                   ISSUER AND                                OF         FAIR
                 TITLE OF ISSUES                            UNITS       VALUE
General Instrument Corporation (the former NextLevel
  Systems Inc.) Common Stock Fund                            7,401    $ 131,660
General Semiconductor, Inc. (the Distributing Company)
  Common Stock Fund                                            834        4,518
CommScope, Inc. Common Stock Fund                            1,139       12,930

Vanguard:
  Retirement Savings Trust                                  32,097       32,097
  Wellington Fund                                            5,517      161,923
  500 Index Fund                                               595       67,753
  Federal Money Market Fund                                 14,024       14,024
  GNMA Fund                                                  2,212       23,113
  STAR Fund                                                    725       13,015
  U.S. Growth Fund                                             320       12,004
  International Growth Fund                                    728       13,664

     Investments held by Banco Santander and Vanguard at December 31, 1997 were as follows:

                        NAME OF                             NUMBER
                      ISSUER AND                              OF          FAIR
                   TITLE OF ISSUES                           UNITS       VALUE
General Instrument Corporation (the former NextLevel
  Systems Inc.) Common Stock Fund                            39,165     $371,678
General Semiconductor, Inc. (the Distributing Company)
   Common Stock Fund                                          4,795       37,159
CommScope, Inc. Common Stock Fund                             6,611       57,978

Vanguard:
  Retirement Savings Trust                                  161,718      161,718
  Wellington Fund                                            14,264      420,063
  500 Index Fund                                              3,705      333,694
  Federal Money Market Fund                                  68,900       68,900
  GNMA Fund                                                   7,826       81,624
  STAR Fund                                                   6,829      118,694
  U.S. Growth Fund                                            2,485       71,323
  International Growth Fund                                   3,339       54,731

4.   TAX STATUS

     The Plan has been established and operated to comply with Section 3165, Subchapter 9, Title 13 of the Laws of the Commonwealth of Puerto Rico and the regulations thereunder and to be exempt from tax under Section 165 of PRITA. The Plan obtained its latest determination letter dated May 23, 1996 in which the Treasury Department of Puerto Rico stated that the Plan, as designed, was in compliance with the applicable requirements of the Commonwealth of Puerto Rico. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of PRITA. Therefore, no provision for income taxes is included in the Plan's financial statements.

                                     ******

                             SUPPLEMENTAL SCHEDULES

NEXTLEVEL SYSTEMS (PUERTO RICO), INC. SAVINGS PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                   DESCRIPTION
                NAME OF ISSUER                          OF                   NUMBER OF                      CURRENT
               AND TITLE OF ISSUE                   INVESTMENT                 UNITS         COST            VALUE
* General Instrument Corporation                 Common Stock and
  (the former NextLevel Systems, Inc.)             Temporary Cash
  Common Stock Fund                                 Investments               7,401        $ 70,388       $ 131,660
General Semiconductor, Inc.                      Common Stock and
  (the Distributing Company)                       Temporary Cash
  Common Stock Fund                                 Investments                 834           8,152           4,518
CommScope, Inc.                                  Common Stock and
  Common Stock Fund                                Temporary Cash
                                                    Investments               1,139          11,029          12,930

Vanguard:
  Retirement Savings Trust                      Common/Collective
                                                        Trust                32,097          32,097          32,097
  Wellington Fund                              Shares of Registered
                                                  Investment Company          5,517         145,009         161,923
  500 Index Fund                               Shares of Registered
                                                  Investment Company            595          41,523          67,753
  Federal Money Market Fund                    Shares of Registered
                                                  Investment Company         14,024          14,024          14,024
  GNMA Securities Fund                         Shares of Registered
                                                  Investment Company          2,212          22,495          23,113
  STAR Fund                                    Shares of Registered
                                                  Investment Company            725          11,769          13,015
  U.S. Growth Fund                             Shares of Registered
                                                  Investment Company            320           7,326          12,004
  International Growth Fund                    Shares of Registered
                                                 Investment Company             728          11,538          13,664

                                                   DESCRIPTION
 DESCRIPTION                                       OF MATURITY

Plan participant loans other than                Through 12/31/01
  mortgages, at various rates of                   9.75%-10.25%
  interest                                                                                    6,720           6,720
                                                                                         ----------       ---------

TOTAL ASSETS HELD FOR
  INVESTMENT PURPOSES                                                                    $  382,070       $ 493,421
                                                                                         ==========       =========

* Party-in-interest

NEXTLEVEL SYSTEMS (PUERTO RICO), INC. SAVINGS PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

SERIES OF TRANSACTIONS

                                      NUMBER      PURCHASE     NUMBER
                                        OF        PRICE OR       OF      SELLING     REALIZED
             INVESTMENT             PURCHASES   CONTRIBUTION   SALES      PRICE        GAIN
General Instrument Corporation
  (the former NextLevel Systems,
  Inc.) Common Stock Fund              --         $331,619       22     $371,825     $40,206



Vanguard:
  Retirement Savings Trust             --          142,031       15      142,031          --


  Wellington Fund                      --          280,980       20      331,971      50,991


  STAR Fund                            --          105,038       15      119,829      14,791

SINGLE TRANSACTIONS

                                         TYPE
                                          OF        PRICE OR      SELLING    REALIZED
                                     TRANSACTIONS     COST         PRICE       GAIN
General Instrument Corporation
  (the former NextLevel Systems,
  Inc.) Common Stock Fund                Sale       $ 173,615    $ 175,787   $ 2,172

                                         Sale          77,361      105,220    27,859

Vanguard:
  Wellington Fund                        Sale         131,829      152,563    20,734

  500 Index Fund                         Sale         104,820      141,854    37,034

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                              NextLevel Systems (Puerto Rico), Inc. Savings Plan

Date June 28, 1999            /s/ Scott A. Crum
     -------------            --------------------------------------------------
                              Scott A. Crum
                              Chairman of the General Instrument Corporation
                              Employee Benefits Administrative Committee

                                INDEX TO EXHIBITS

Exhibit           Description
-------           -----------

23                Independent Auditors' Consent